Filed by Computer Sciences Corporation
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Computer Sciences Corporation
(Commission File No. 1-4850)
Mike Lawrie to Resign as CSRA Chairman
Nancy Killefer Elected to Succeed Lawrie

TYSONS, VA, June 23, 2016 – Mike Lawrie today announced that he will resign as chairman and as a member of the board of directors of CSRA Inc. (NYSE: CSRA), a leading provider of next-generation IT solutions and professional services to government organizations.

Lawrie’s resignation from the CSRA board will be effective with company’s annual meeting on Aug. 9, 2016. Nancy Killefer, who currently serves as CSRA’s Lead Independent Director, has been elected to succeed Lawrie, pending her reelection to the board of directors at the annual meeting.

Lawrie also serves as chairman, president and CEO of CSC (NYSE: CSC), a global leader in next-generation IT services and solutions for commercial clients.

“With CSRA having completed two successful quarters as a newly minted company – and in light of CSC’s intent to merge with the Enterprise Services unit of Hewlett Packard Enterprise, which itself has a very significant U.S. public sector business – I feel it is the right time to pass the baton to Larry Prior and the other members of the CSRA board,” Lawrie said. “I am pleased that over the past four years we returned CSC’s North American Public Sector (NPS) business to profitability and success. Last November we were able to merge the NPS business with SRA International to create CSRA, now the leading IT services provider to the U.S. federal government.

“In creating CSRA we put together a strong leadership team, and I have enjoyed working with them and with the board of directors,” Lawrie continued. “I am proud of what’s been accomplished, and I am confident that CSRA’s best days are ahead. I wish them well.”

Killefer is Director Emeritus at McKinsey & Company, Inc., a global management consulting firm. She previously served as Assistant Secretary for Management and Chief Financial Officer to the U.S. Department of Treasury. She currently serves as Vice Chair on the Defense Business Board and is a member of the MyVA Advisory Committee. Killefer is a Director of the Advisory Board Company, Avon Products Inc. and Cardinal Health, Inc.

“I look forward to working with Nancy as Chair,” said Larry Prior, CSRA President and CEO. “Her combination of senior level management experience, public company governance experience, and government and public policy experience will be a huge asset for CSRA as we continue our journey toward becoming the leader in transforming government through next generation IT. I want to thank Mike for his leadership and vision in creating CSRA and setting us on our current path. He has been an important mentor to me and instrumental to making CSRA the leading IT service provider to government."

“I am excited for the opportunity to chair CSRA’s outstanding board of directors,” said Killefer. “Our entire board is committed to strong corporate governance and sustaining the momentum that we have built in our first six months as a public company. I have enjoyed working with Mike over the past three years and thank him for his many contributions. I sincerely believe that CSRA is well positioned to grow and lead, delivering a compelling value proposition to all stakeholders.”

About CSRA Inc.
Every day CSRA (NYSE: CSRA) makes a difference in how the government serves our country and our citizens. We deliver a broad range of innovative, cloud-enabled, next-generation IT solutions and professional services to help our customers modernize their legacy systems, protect their applications, infrastructure, and assets and improve the effectiveness and efficiency of mission-critical functions for our warfighters and our citizens. Our 18,000 employees understand that success is a matter of perseverance, courage, adaptability and experience. CSRA is headquartered in Falls Church, Virginia. To learn more about CSRA, visit www.csra.com.
Forward-looking Statements
All statements in this press release and in all future press releases that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements represent CSRA's intentions, plans, expectations and beliefs, including statements about network and asset protection and improving mission-critical functions. The forward-looking statements are subject to risks, uncertainties and other factors, many of which are outside the control of CSRA. These factors could cause actual results to differ materially from forward-looking statements. For a written description of these factors, see the sections titled "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in CSRA's most recent Annual Report on Form 10-K and any updating information in subsequent SEC filings. CSRA disclaims any intention or obligation to update these forward-looking statements whether as a result of subsequent event or otherwise, except as required by law.
In connection with the transaction referenced above, Everett Spinco, Inc. will file with the SEC a registration statement on Form S-4/S-1 and CSC will file a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Free copies of the prospectuses and proxy statement (when available) and other documents filed with the SEC may be obtained at the SEC’s web site at http://www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC, may also be obtained from CSC’s web site at www.csc.com.  This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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Contacts

•	Rich Adamonis, Global Media Relations, 862.228.3481, radamonis@csc.com

•	Neil DeSilva, Investor Relations, 703.245.9700, neildesilva@csc.com